                                                                    EXHIBIT 99.5

                                                                       EXHIBIT E

                           ISRAELI SECURITY AGREEMENT

     This ISRAELI SECURITY AGREEMENT, dated as of September 8, 2008 (this
"AGREEMENT"), is among Metalink Ltd., an Israeli corporation (the "COMPANY"), and the holders of the Company's 10% Senior Secured Promissory Notes due
September 9, 2009, in the original aggregate principal amount of up to
$8,000,000 (collectively, the "NOTES") signatory hereto, their endorsees, transferees and assigns (collectively, the "SECURED PARTIES").

                              W I T N E S S E T H:

     WHEREAS, pursuant to the Loan Agreement (as defined in the Notes), the
Secured Parties have severally agreed to extend the loans to the Company evidenced by the Notes;

     WHEREAS, pursuant to a certain Subsidiary Guarantee, dated as of the date hereof (the "GUARANTEE"), certain of the subsidiaries of the Company (the
"GUARANTORS") have jointly and severally agreed to guarantee and act as surety for payment of such Notes; and

     WHEREAS, in order to induce the Secured Parties to extend the loans evidenced by the Notes, the Company has agreed to execute and deliver to the
Secured Parties this Agreement and to grant the Secured Parties, PARI PASSU with each other Secured Party and through the Agent (as defined in Section 18 hereof), a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all of the Company's obligations under the Notes and the Guarantors' obligations under the Guarantee.

     NOW, THEREFORE, in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. CERTAIN DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.

          (a) "COLLATERAL" means the Fixed Collateral and the Floating
     Collateral.

          (b) "FIXED COLLATERAL" means the Intellectual Property (defined below), all the capital stock and other equity interests of the Company in all of the subsidiaries of the Company (the "SUBSIDIARIES") and the other rights and assets of the Company in which the Secured Parties are granted a fixed security interest by this Agreement, all as listed in SCHEDULE D hereto and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer (but not the non-exclusive license) of the Fixed Collateral and of insurance covering the same and of any tort claims in connection therewith, and all dividends, interest, cash, notes, securities, equity interest or other property at any time and from time to time acquired, receivable or otherwise distributed in respect of, or in exchange for, any or all of the aforesaid assets and rights.

          (c) "FLOATING COLLATERAL" means the collateral in which the Secured
     Parties are granted a security interest by this Agreement and which shall include all assets of the Company and all of the following personal property of the Company, whether presently owned or existing or hereafter acquired or coming into existence, wherever situated, and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer of the Floating Collateral and of insurance covering the same and of any tort claims in connection therewith, and all dividends, interest, cash, notes, securities, equity interest or other property at any time and from time to time acquired, receivable or otherwise distributed in respect of, or in exchange for, any or all of the
     Pledged Securities (as defined below):

               (i) All goods, including, without limitation, (A) all machinery, equipment, computers, motor vehicles, trucks, tanks, boats, ships, appliances, furniture, special and general tools, fixtures, test and quality control devices and other equipment of every kind and nature and wherever situated, together with all documents of title and documents representing the same, all additions and accessions thereto, replacements therefor, all parts therefor, and all substitutes for any of the foregoing and all other items used and useful in connection with any of the Company's businesses and all improvements thereto; and
          (B) all inventory;

               (ii) All contract rights and other general intangibles,
          including, without limitation, all partnership interests, membership interests, stock or other securities, rights under any of the
          Organizational Documents, agreements related to the Pledged
          Securities, licenses, distribution and other agreements, computer software (whether "off-the-shelf", licensed from any third party or developed by the Company), computer software development rights, leases, franchises, customer lists, quality control procedures, grants and rights, goodwill, trademarks, service marks, trade styles, trade names, patents, patent applications, copyrights, intellectual property
          (including Intellectual Property), income tax refunds and rights under and deriving from the Property Tax and Compensation Fund Law,
          5721-1961 with respect to the Floating Collateral;

               (iii) All accounts, together with all instruments, all documents of title representing any of the foregoing, all rights in any merchandising, goods, equipment, motor vehicles and trucks which any of the same may represent, and all right, title, security and guaranties with respect to each account, including any right of stoppage in transit;

               (iv) All documents, letter-of-credit rights, instruments and chattel paper;

               (v) All commercial tort claims;

               (vi) All deposit accounts and all cash (whether or not deposited in such deposit accounts);

               (vii) All investment property;

               (viii) All supporting obligations; and

               (ix) All files, records, books of account, business papers, and computer programs; and

               (x) the products and proceeds of all of the foregoing Floating
          Collateral set forth in clauses (i)-(ix) above.

               Without limiting the generality of the foregoing, the "FLOATING
          COLLATERAL" shall include all investment property and general intangibles respecting ownership and/or other equity interests in each
          Guarantor, including, without limitation, the shares of capital stock and the other equity interests listed on SCHEDULE H hereto (as the same may be modified from time to time pursuant to the terms hereof), and any other shares of capital stock and/or other equity interests of any other direct or indirect subsidiary of the Company obtained in the future, and, in each case, all certificates representing such shares and/or equity interests and, in each case, all rights, options, warrants, stock, other securities and/or equity interests that may hereafter be received, receivable or distributed in respect of, or exchanged for, any of the foregoing and all rights arising under or in connection with the Pledged Securities, including, but not limited to, all dividends, interest and cash received on account thereof.

          (d) "INTELLECTUAL PROPERTY" means the collective reference to all rights, priorities and privileges relating to intellectual property of the
     Company, whether arising under United States, Israeli, multinational or foreign laws or otherwise, including, without limitation, (i) all copyrights arising under the laws of the United States, Israeli, any other country or any political subdivision thereof, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, all registrations, recordings and applications in the United States Copyright Office, (ii) all letters patent of the United States, Israel any other country or any political subdivision thereof, all reissues and extensions thereof, and all applications for letters patent of the United States, Israel or any other country and all divisions, continuations and continuations-in-part thereof, (iii) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade dress, service marks, logos, domain names and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office, the Israel Patent
     and Trademark Office or in any similar office or agency of the United
     States, any State thereof, Israeli or any other country or any political subdivision thereof, or otherwise, and all common law rights related thereto, (iv) all trade secrets arising under the laws of the United
     States, Israel, any other country or any political subdivision thereof, (v)
     all rights to obtain any reissues, renewals or extensions of the foregoing,
     (vi) all licenses for any of the foregoing, and (vii) all causes of action for infringement of the foregoing.

          (e) "MAJORITY IN INTEREST" means, at any time of determination, the majority in interest (based on then-outstanding principal amounts of Notes at the time of such determination) of the Secured Parties.

          (f) "NECESSARY ENDORSEMENT" means undated stock powers endorsed in blank or other proper instruments of assignment duly executed and such other instruments or documents as the Agent (as that term is defined below)
     may reasonably request.

          (g) "OBLIGATIONS" means all of the liabilities and obligations
     (primary, secondary, direct, contingent, sole, joint or several) due or to become due, or that are now or may be hereafter contracted or acquired, or owing to, of the Company to the Secured Parties under the Transaction
     Documents, including, without limitation, all obligations under this
     Agreement, the Notes, the Guarantee and any other instruments, agreements or other documents executed and/or delivered in connection herewith or therewith, in each case, whether now or hereafter existing, voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from any of the Secured Parties as a preference, fraudulent transfer or otherwise as such obligations may be amended, supplemented, converted, extended or modified from time to time.
     Without limiting the generality of the foregoing, the term "Obligations"
     shall include, without limitation: (i) principal of, and interest on the
     Notes and the loans extended pursuant thereto; (ii) any and all other fees, indemnities, costs, obligations and liabilities of the Company from time to time under or in connection with this Agreement, the Notes, the Guarantee and any other instruments, agreements or other documents executed and/or delivered in connection herewith or therewith; and (iii) all amounts
     (including but not limited to post-petition interest) in respect of the foregoing that would be payable but for the fact that the obligations to pay such amounts are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Company.

          (h) "ORGANIZATIONAL DOCUMENTS" means with respect to the Company, the documents by which the Company was organized (such as a certificate of incorporation, certificate of limited partnership or articles of organization, and including, without limitation, any certificates of designation for preferred stock or other forms of preferred equity) and which relate to the internal governance of the Company (such as bylaws, a partnership agreement or an operating, limited liability or members agreement).

          (i) "PLEDGED INTERESTS" shall have the meaning ascribed to such term in Section 4(j).

          (j) "PLEDGED SECURITIES" shall have the meaning ascribed to such term in Section 4(i).

          (k) "PORTFOLIO SECURITIES" means, collectively, portfolio securities that are traded on a stock exchange or other public market and which are
     (i) designated as "trading investments" on the Company's consolidated financial statements, (ii) designated as "available for sale investments"
     on the Company's consolidated financial statements, or (iii) otherwise designated as investments on the Company's consolidated financial statements. For the avoidance of doubt, the Portfolio Securities shall not include the capital stock and other equity interests of the Subsidiaries.

     2. GRANT OF SECURITY INTEREST IN COLLATERAL. (a) As an inducement for the
Secured Parties to extend the loans as evidenced by the Notes and to secure the complete and timely payment, performance and discharge in full, as the case may be, of all of the Obligations, the Company hereby unconditionally and irrevocably pledges, grants and hypothecates to the Secured Parties a security interest in and to, a lien upon and a right of set-off against all of their respective right, title and interest of whatsoever kind and nature in and to, the Collateral (a "SECURITY INTEREST" and, collectively, the "SECURITY
INTERESTS"). The Security Interest with respect to the Fixed Collateral shall be a first priority fixed charge. The Security Interest with respect to the
Floating Collateral shall be a first priority floating charge. The Company specifically acknowledges that all of the Security Interests created by the
Company hereunder shall rank in priority to any other security interests created by the Company with respect to the Collateral. For the avoidance of doubt, it is hereby clarified that the fixed charge and the floating charge are in addition to one another, and each of such charges shall independently serve as aforesaid to secure the Obligations in their entirety. Without derogating from the generality of the foregoing or from any other right of the Secured Parties, the
Secured Parties shall have the right to act on either of the charges, or on both, in each case in connection with the Security Interest created by each
(including, without limitation, with respect to any and all Collateral subject to both charges); and no action or omission relating to any such Security
Interest shall prevent or estop the Secured Parties from invoking such other
Security Interest, at the same time or subsequently, provided however, that the
Secured Parties shall only be entitled to receive payment of any amount owed to them once, whether through acting on either charge or both.

          (b) Notwithstanding the foregoing, nothing herein shall be deemed to constitute an assignment of any asset which, in the event of an assignment, becomes void by operation of applicable law or the assignment of which is otherwise prohibited by applicable law; PROVIDED, HOWEVER, that to the extent permitted by applicable law, this Agreement shall create a valid security interest in such asset and, to the extent permitted by applicable law, this Agreement shall create a valid security interest in the proceeds of such asset. In addition, in no event shall Collateral include, and
     Secured Parties shall not be deemed to have an interest in, any of the
     Company's right, title or interest in: (a) any Intellectual Property if the grant of such interest shall constitute or result in the abandonment, invalidation or rendering unenforceable any right, title or interest of the
     Company therein, (b) any license, contract or agreement to which the
     Company is a party or any of its rights or interests thereunder to the extent, but only to the extent, that such a grant would, under the terms of such license, contract or agreement, or otherwise, result in a breach or termination of the terms or, constitute a default under or termination of, any such license, agreement or contract (other than to the extent that any such term would be rendered ineffective pursuant to any applicable law or principles of equity); provided that immediately upon the ineffectiveness, lapse or termination of any such provision, the Collateral shall include, and the Company shall be deemed to have granted a security interest in, all such rights and interests as if such provision had never been in effect;
     and (c) the authorized share capital of the Company (including treasury shares); PROVIDED, HOWEVER, that the Company shall promptly notify the
     Agent in the event that subsections (a) or (b) above are, or become, relevant.

          (c) Notwithstanding anything to the contrary hereunder, the Security
     Interests will be subordinated in right of payment to all indebtedness of the Company set forth in SCHEDULE 2(C) attached hereto.

     3. DELIVERY OF CERTAIN COLLATERAL. Contemporaneously or prior to the execution of this Agreement, the Company shall deliver or cause to be delivered to the Agent (a) any and all certificates and other instruments representing or evidencing the Pledged Securities, and (b) any and all certificates and other instruments or documents representing any of the other Collateral, in each case, together with all Necessary Endorsements, to the extent such delivery and possession by the Agent is required under any applicable law to perfect the
Security Interests created hereby. The Company is, contemporaneously with the execution hereof, delivering to Agent, or have previously delivered to Agent, a true and correct copy of each Organizational Document governing any of the
Pledged Securities. The Company shall forthwith deliver or cause to be delivered to the Agent any and all certificates and other instruments or documents representing any of the other Collateral, which shall hereafter come into existence or be acquired by the Company, in each case, together with all
Necessary Endorsements.

     4. REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF THE COMPANY.
Except as set forth under the corresponding section of the disclosure schedules delivered to the Secured Parties concurrently herewith (the "DISCLOSURE
SCHEDULES"), which Disclosure Schedules shall be deemed a part hereof, the
Company represents and warrants to, and covenants and agrees with, the Secured
Parties as follows:

          (a) The Company has the requisite corporate, partnership, limited liability company or other power and authority to enter into this Agreement and otherwise to carry out its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the filings contemplated therein have been duly authorized by all necessary corporate action on the part of the Company and no further action is required by the
     Company. This Agreement has been duly executed by the Company. This
     Agreement constitutes the legal, valid and binding obligation of the
     Company, enforceable against the Company in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws of general application relating to or affecting the rights and remedies of creditors.

          (b) The Company has no place of business or offices where its respective books of account and records are kept (other than temporarily at the offices of its attorneys or accountants) or places where Collateral is stored or located, except as set forth on SCHEDULE A attached hereto and except to the extent any Collateral is in transit or located at a Company's job site in the ordinary course of business. The Company owns no real property. Except as disclosed on SCHEDULE A, none of the Collateral is in the possession of any consignee, bailee, warehouseman, agent or processor.

          (c) Except for Permitted Liens (as defined in the Notes) and except as set forth on SCHEDULE B attached hereto, the Company is the sole owner of the Collateral (except for non-exclusive licenses granted by the Company in the ordinary course of business and for those items of Collateral which are leased or licensed from third parties), free and clear of any liens, security interests, encumbrances, rights or claims, and are fully authorized to grant the Security Interests. Except as set forth on SCHEDULE
     C attached hereto, there is not on file in any governmental or regulatory authority, agency or recording office an effective financing statement, security agreement, license or transfer or any notice of any of the foregoing (other than those that will be filed in favor of the Secured
     Parties pursuant to this Agreement) covering or affecting any of the
     Collateral. Except as set forth on SCHEDULE C attached hereto and Permitted
     Liens and except pursuant to the Transaction Documents, as long as this
     Agreement shall be in effect, the Company shall not execute and shall not knowingly permit to be on file in any such office or agency any other financing statement, pledge or other document or instrument (except to the extent filed or recorded in favor of the Secured Parties pursuant to the terms of this Agreement).

          (d) No written claim has been received that any Collateral or any
     Company's use of any Collateral violates the rights of any third party.
     There has been no adverse decision to the Company's claim of ownership rights in or exclusive rights to use the Collateral in any jurisdiction or to the Company's right to keep and maintain such Collateral in full force and effect, and there is no proceeding involving said rights pending or, to the best knowledge of the Company, threatened before any court, judicial body, administrative or regulatory agency, arbitrator or other governmental authority.

          (e) The Company shall at all times maintain its books of account and records relating to the Collateral at its principal place of business and its Collateral at the locations set forth on SCHEDULE A attached hereto and may not relocate such books of account and records or tangible Fixed
     Collateral unless it delivers to the Secured Parties at least 7 days prior to such relocation (i) written notice of such relocation and the new location thereof (which must be within the State of Israel) and (ii)
     evidence that appropriate statements under applicable law and other necessary documents, if legally required, have been filed and recorded and other steps have been taken to perfect the Security Interests to create in favor of the Secured Parties a valid, perfected and continuing perfected first priority lien.

          (f) This Agreement creates in favor of the Secured Parties a valid security interest in the Collateral, subject only to Permitted Liens (as defined in the Notes) securing the payment and performance of the
     Obligations. Upon making the filings described in the immediately following paragraph, all security interests created hereunder in any Collateral which may be perfected by filing appropriate statements shall have been duly perfected. Except for the filing of the statements referred to in the immediately following paragraph, no action is necessary to create, protect or perfect the Security Interests created hereunder. Without limiting the generality of the foregoing, except for the filing of said statements, no consent of any third parties and no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for (i) the execution, delivery and performance of this Agreement, (ii) the creation or perfection of the Security
     Interests created hereunder in the Collateral or (iii) the enforcement of the rights of the Agent and the Secured Parties hereunder.

          (g) The Company hereby authorizes the Agent to file one or more financing statements under applicable law, with respect to the Security
     Interests, with the proper filing and recording agencies in any jurisdiction deemed proper by it.

          (h) The execution, delivery and performance of this Agreement by the
     Company does not (i) violate any of the provisions of any Organizational
     Documents of the Company or any judgment, decree, order or award of any court, governmental body or arbitrator or any applicable law, rule or regulation applicable to the Company or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument
     (evidencing the Company's debt or otherwise) or other understanding to which the Company is a party or by which any property or asset of the
     Company is bound or affected. If any, all required consents (including, without limitation, from stockholders or creditors of the Company)
     necessary for the Company to enter into and perform its obligations hereunder have been obtained.

          (i) The capital stock and other equity interests listed on SCHEDULE H hereto (the "PLEDGED SECURITIES") represent all of the capital stock and other equity interests of the Subsidiaries, and represent all capital stock and other equity interests owned, directly or indirectly, by the Company, other than Portfolio Securities. All of the Pledged Securities are validly issued, fully paid and nonassessable, and the Company is the legal and beneficial owner of the Pledged Securities, free and clear of any lien, security interest or other encumbrance except for the security interests created by this Agreement and other Permitted Liens (as defined in the
     Notes). Future purchases of capital stock and other equity interests
     (subject to the Agent's approval or made pursuant to the provisions of the
     Transaction Documents), other than Portfolio Securities, shall in addition form part of the Fixed Collateral and shall be charged by way of additional fixed charge, with Schedule D to be amended accordingly and submitted to and registered with the Israeli Registrar of Companies, in each case, on one or more occasions at such time(s) as the Agent may request, at the
     Agent's discretion. Without derogating from the above, upon the Agent's reasonable request, on one or more occasions at the Agent's discretion,
     Schedule D hereto shall be replaced or supplemented from time to time to reflect any addition of such assets as aforesaid, such replacement or supplemented Schedule D to be automatically incorporated herein and constitute an integral part hereof, with no need to otherwise amend this
     Agreement.

          (j) The ownership and other equity interests in partnerships and limited liability companies (if any) included in the Collateral (the
     "PLEDGED INTERESTS") are not held in a securities account or by any financial intermediary.

          (k) Except for Permitted Liens (as defined in the Notes), the Company shall at all times maintain the liens and Security Interests provided for hereunder as valid and perfected first priority liens and security interests in the Collateral in favor of the Secured Parties until this
     Agreement and the Security Interest hereunder shall be terminated pursuant to Section 14 hereof. The Company hereby agrees to defend the same against the claims of any and all persons and entities. The Company shall safeguard and protect all Collateral for the account of the Secured Parties. At the request of the Agent, the Company will sign and deliver to the Agent on behalf of the Secured Parties at any time or from time to time one or more statements pursuant to applicable law in form reasonably satisfactory to the Agent and will pay the cost of filing the same in all public offices wherever filing is, or is deemed by the Agent to be, reasonably necessary or desirable to effect the rights and obligations provided for herein
     (including with the Israeli Registrar of Companies). Without limiting the generality of the foregoing, the Company shall pay all fees, taxes and other amounts necessary to maintain the Collateral and the Security
     Interests hereunder, and the Company shall obtain and furnish to the Agent from time to time, upon demand, such releases and/or subordinations of claims and liens which may be reasonably required to maintain the priority of the Security Interests hereunder. The Company undertakes to file the applicable documents for the registration of the Security Interests with the Israeli Registrar of Companies, and any other relevant registrar or government office, within 10 days and make its reasonable best efforts to receive the registration certificates as soon as possible thereafter.

          (l) Except for Permitted Liens (as defined in the Notes), the Company will not (i) transfer, pledge, hypothecate, encumber, license, sell, pledge or otherwise dispose of, or give any other rights in, any of the Fixed
     Collateral (except for non-exclusive licenses granted by the Company in its ordinary course of business and sales of inventory by the Company in its ordinary course of business), (ii) pledge, encumber, or otherwise place a lien on any of the Floating Collateral (except for non-exclusive licenses granted by the Company in its ordinary course of business and sales of inventory by the Company in its ordinary course of business), or (iii) make any Distribution (as such term in Hebrew (HALUKA) is defined in the Israeli
     Companies Law of 1999) - all without the prior written consent of a
     Majority in Interest.

          (m) The Company shall keep and preserve its equipment, inventory and other tangible Collateral in good condition, repair and order (ordinary wear and tear excepted) and shall not operate or locate any such Collateral
     (or cause to be operated or located) in any area excluded from insurance coverage, other than, in the case of Floating Collateral, in the ordinary course and consistent with past practices.

          (n) The Company shall maintain with financially sound and reputable insurers, insurance with respect to the Collateral, including Collateral hereafter acquired, against loss or damage of the kinds and in the amounts customarily insured against by entities having similar properties similarly situated and in such amounts as are customarily carried under similar circumstances by other such entities and otherwise as is prudent for entities engaged in similar businesses. The Company shall use its best efforts to cause each insurance policy issued in connection herewith to provide, and the insurer issuing such policy to certify to the Agent, that
     (a) the Agent will be named as lender loss payee and additional insured under each such insurance policy; (b) if such insurance be proposed to be cancelled or materially changed for any reason whatsoever, such insurer will promptly notify the Agent and such cancellation or change shall not be effective as to the Agent for at least thirty (30) days after receipt by the Agent of such notice, unless the effect of such change is to extend or increase coverage under the policy; and (c) the Agent will have the right
     (but no obligation) at its election to remedy any default in the payment of premiums within thirty (30) days of notice from the insurer of such default. If no Event of Default (as defined in the Notes) exists and if the proceeds arising out of any claim or series of related claims do not exceed
     $100,000 at a time when no Event of Default otherwise exists, loss payments in each instance will be applied by the Company to the repair and/or replacement of property with respect to which the loss was incurred to the extent reasonably feasible, and any loss payments or the balance thereof remaining, to the extent not so applied, shall be payable to the Company;
     PROVIDED, HOWEVER, that payments received by the Company after an Event of
     Default occurs and is continuing or in excess of $100,000 for any occurrence or series or related occurrences shall be, unless prohibited by applicable law, paid to the Agent on behalf of the Secured Parties and, if received by the Company, shall be held in trust for the Secured Parties and, subject to applicable law, immediately paid over to the Agent unless otherwise directed in writing by the Agent or required by law. Copies of such policies or the related certificates, in each case, naming the Agent as lender loss payee and additional insured shall be delivered to the Agent at least annually and at the time any new policy of insurance is issued.

          (o) The Company shall, within ten (10) days of obtaining knowledge thereof, advise the Secured Parties promptly, in sufficient detail, of any material adverse change in the Collateral, and of the occurrence of any event which would have a material adverse effect on the value of the
     Collateral or on the Secured Parties' security interest, through the Agent, therein.

          (p) The Company shall promptly execute and deliver to the Agent such further deeds, mortgages, assignments, security agreements, statements or other instruments, documents, certificates and assurances and take such further action as the Agent may from time to time reasonably request to perfect, protect or enforce the Secured Parties' security interest in the
     Collateral including, without limitation, if applicable, the execution and delivery of a separate security agreement with respect to the Company's
     Intellectual Property ("INTELLECTUAL PROPERTY SECURITY AGREEMENT") in which the Secured Parties have been granted a security interest hereunder, substantially in a form reasonably acceptable to the Agent, which
     Intellectual Property Security Agreement, other than as stated therein, shall be subject to all of the terms and conditions hereof.

                                       10

          (q) The Company shall permit the Agent and its representatives and agents to inspect the Collateral during normal business hours and upon reasonable prior notice, and to make copies of records pertaining to the
     Collateral as may be reasonably requested by the Agent from time to time.

          (r) The Company shall take all steps reasonably necessary to diligently pursue and seek to preserve, enforce and collect any rights, claims, causes of action and accounts receivable in respect of the
     Collateral.

          (s) The Company shall promptly notify the Secured Parties in sufficient detail upon becoming aware of any attachment, garnishment, execution or other legal process levied against any Collateral and of any other information received by the Company that may materially adversely affect the value of the Collateral, the Security Interest or the rights and remedies of the Secured Parties hereunder.

          (t) All information heretofore, herein or hereafter supplied to the
     Secured Parties by or on behalf of the Company with respect to the
     Collateral is true and accurate in all material respects as of the date furnished.

          (u) The Company shall at all times preserve and keep in full force and effect its valid existence and any rights and franchises material to its business.

          (v) The Company will not change its name, type of organization, jurisdiction of organization, organizational identification number (if it has one), legal or corporate structure, or identity, or add any new fictitious name (including a "d/b/a" or "SHEM ESEK") unless it provides at least 21 days prior written notice to the Secured Parties of such change and, at the time of such written notification, the Company provides any statements or fixture filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this
     Agreement.

          (w) Except in the ordinary course of business, the Company may not consign any of its inventory or sell any of its inventory on bill and hold, sale or return, sale on approval, or other conditional terms of sale without the consent of the Agent which shall not be unreasonably withheld.

          (x) The Company may not relocate its chief executive office to a new location without providing 30 days prior written notification thereof to the Secured Parties and so long as, at the time of such written notification, the Company provides any statements or filings necessary to perfect and continue the perfection of the Security Interests granted and evidenced by this Agreement.

          (y) The Company was organized and remains organized solely under the laws of the State of Israel, and the Company's organizational identification number is 52-004448-8.

                                       11

          (z) (i) The actual name of the Company is as stated in the preamble hereto; (ii) the Company does not have any trade names, "d/b/a"s or "SHEMOT
     ESEK" except as set forth on SCHEDULE E attached hereto; (iii) the Company has not used any name other than that stated in the preamble hereto or as set forth on SCHEDULE E for the preceding five years; and (iv) no entity has merged into the Company or been acquired by the Company within the past five years except as set forth on SCHEDULE E.

          (aa) At any time and from time to time that any Collateral consists of instruments, certificated securities or other items that require possession by the secured party to perfect the security interest created hereby, the
     Company shall deliver such Collateral to the Agent.

          (bb) The Company, in its capacity as issuer, hereby agrees to comply with any and all reasonable orders and instructions of Agent regarding the
     Pledged Interests consistent with the terms of this Agreement. Further, the
     Company and each Additional Debtor agrees that it shall not enter into a similar agreement (or one that would confer control of the Pledged
     Interests) with any other person or entity.

          (cc) The Company shall cause all tangible chattel paper constituting
     Collateral to be delivered to the Agent, or, if such delivery is not possible, then to cause such tangible chattel paper to contain a legend noting that it is subject to the security interest created by this
     Agreement, provided such delivery or legend is required under any applicable law in order to perfect or protect the security interest created hereby. To the extent that any Collateral consists of electronic chattel paper, the Company shall cause the underlying chattel paper to be marked.

          (dd) Intentionally Omitted.

          (ee) To the extent that any Collateral consists of letter-of-credit rights, the Company shall cause the issuer of each underlying letter of credit to consent, to the extent such consent is required, to an assignment of the proceeds thereof to the Secured Parties.

          (ff) To the extent that any Collateral is in the possession of any third party, the Company shall join with the Agent in notifying such third party of the Secured Parties' security interest in such Collateral.

          (gg) If the Company shall at any time hold or acquire a commercial tort claim, the Company shall promptly notify the Secured Parties in a writing signed by the Company of the particulars thereof and, subject to applicable law, grant to the Secured Parties in such writing a security interest therein and in the proceeds thereof, all upon the terms of this
     Agreement, with such writing to be in form and substance satisfactory to the Agent.

          (hh) The Company shall promptly provide written notice to the Secured
     Parties of any and all accounts which arise out of contracts with any governmental authority and, to the extent necessary to perfect or continue the perfected status of the Security Interests in such accounts and proceeds thereof, shall execute and deliver to the Agent an assignment of claims for such accounts and cooperate with the Agent in taking any other steps required, in its reasonable judgment, under any applicable statute or rule to perfect or continue the perfected status of the Security Interests in such accounts and proceeds thereof.

                                       12

          (ii) The Company shall cause each subsidiary of the Company formed in the State of Israel to immediately become a party hereto (an "ADDITIONAL
     DEBTOR"), by executing and delivering an Additional Debtor Joinder in substantially the form of ANNEX A attached hereto and comply with the provisions hereof applicable to the Company. Concurrent therewith, the
     Additional Debtor shall deliver replacement schedules for, or supplements to all other Schedules to (or referred to in) this Agreement, as applicable, which replacement schedules shall supersede, or supplements shall modify, the Schedules then in effect. The Additional Debtor shall also deliver such opinions of counsel, authorizing resolutions, incumbency certificates, organizational documents, financing statements and other information and documentation as the Agent may reasonably request. Upon delivery of the foregoing to the Agent, the Additional Debtor shall be and become a party to this Agreement with the same rights and obligations as the Company, for all purposes hereof as fully and to the same extent as if it were an original signatory hereto and shall be deemed to have made the applicable representations, warranties and covenants set forth herein as of the date of execution and delivery of such Additional Debtor Joinder, and all references herein to the "Company" shall be deemed to include each
     Additional Debtor.

          (jj) The Company shall vote the Pledged Securities to comply with the covenants and agreements set forth herein and in the Notes.

          (kk) The Company shall register the pledge of the applicable Pledged
     Securities with the Israeli Registrar of Companies and, to the extent required under applicable law, on the books of the Company or the
     Additional Debtor - both within 10 days -- and on its pledge register. The
     Company shall notify each issuer of Pledged Securities to register the pledge of the applicable Pledged Securities in the name of the Secured
     Parties on the books of such issuer. Further, the Company shall deliver to
     Agent an acknowledgement of pledge (which, where appropriate, shall comply with the requirements of applicable law with respect to perfection by registration) signed by the issuer of the applicable Pledged Securities, which acknowledgement shall confirm that: (a) it has registered the pledge on its books and records; and (b) to the extent permitted pursuant to applicable law - at any time directed by Agent during the continuation of an Event of Default, such issuer will transfer the record ownership of such
     Pledged Securities into the name of any designee of Agent, will take such steps as may be necessary to effect the transfer, and will comply with all other instructions of Agent regarding such Pledged Securities without the further consent of the Company.

                                       13

          (ll) In the event that, upon an occurrence of an Event of Default,
     Agent shall be permitted pursuant to applicable law to sell all or any of the Pledged Securities to another party or parties (herein called the
     "TRANSFEREE") or to purchase or retain all or any of the Pledged
     Securities, the Company shall, to the extent applicable: (i) deliver to
     Agent or the Transferee, as the case may be, the articles of incorporation, bylaws, minute books, stock certificate books, corporate seals, deeds, leases, indentures, agreements, evidences of indebtedness, books of account, financial records and all other Organizational Documents and records of the Company and its direct and indirect subsidiaries; (ii) use its best efforts to obtain resignations of the persons then serving as officers and directors of the Company and its direct and indirect subsidiaries, if so requested; and (iii) use its best efforts to obtain any approvals that are required by any governmental or regulatory body in order to permit the sale of the Pledged Securities to the Transferee or the purchase or retention of the Pledged Securities by Agent and allow the
     Transferee or Agent to continue the business of the Company and its direct and indirect subsidiaries.

          (mm) Without limiting the generality of the other obligations of the
     Company hereunder, the Company shall promptly (i) cause the Security
     Interest contemplated hereby with respect to all Intellectual Property registered at the United States Copyright Office or United States Patent
     and Trademark Office or the Israel Patent and Trademark Office to be duly recorded at the applicable office and at the Israeli Registrar of
     Companies, (ii) cause the Israeli Office of the Chief Scientist to consent to the registration of the Security Interests contemplated hereby with respect to Intellectual Property of the Company that was supported by grants from the Israeli Office of the Chief Scientist, and (iii) give the
     Agent notice whenever it acquires (whether absolutely or by license) or creates any additional material Intellectual Property.

          (nn) The Company will from time to time, at the expense of the
     Company, promptly execute and deliver all such further instruments and documents, and take all such further action as may be necessary, or as the
     Agent may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Secured
     Parties to exercise and enforce their rights and remedies hereunder and with respect to any Collateral or to otherwise carry out the purposes of this Agreement.

          (oo) SCHEDULE F attached hereto lists all of the patents, patent applications, trademarks, trademark applications, registered copyrights, and domain names owned by the Company as of the date hereof. SCHEDULE F lists all material licenses in favor of the Company for the use of any patents, trademarks, copyrights and domain names as of the date hereof. All material patents and trademarks of the Company have been duly recorded, or are in the process of recording, at the United States Patent and Trademark
     Office, and all material copyrights of the Company have been duly recorded, or are in the process of recording, at the United States Copyright Office.

          (pp) Except as set forth on SCHEDULE G attached hereto, none of the account debtors or other persons or entities obligated on any of the
     Collateral is a governmental authority.

                                       14

     5. EFFECT OF PLEDGE ON CERTAIN RIGHTS. (a) If any of the Collateral subject to this Agreement consists of nonvoting equity or ownership interests
(regardless of class, designation, preference or rights) that may be converted into voting equity or ownership interests upon the occurrence of certain events
(including, without limitation, upon the transfer of all or any of the other stock or assets of the issuer), it is agreed that the pledge of such equity or ownership interests pursuant to this Agreement or the enforcement of any of
Agent's rights hereunder shall be modified so as to not be deemed to be the type of event which would trigger such conversion rights notwithstanding any provisions in the Organizational Documents or agreements to which the Company is subject or to which the Company is party.

          (b) The Secured Parties acknowledge and agree that certain of the
     Collateral may have been developed with the assistance of funds received from the Israeli Office of the Chief Scientist and consequently the use, transfer, sale and foreclosure of such Collateral is subject to the Law for the Encouragement of Industrial Research and Development, 5744-1984, as
     amended or supplemented from time to time and all rules and regulations issued thereunder (the "R&D LAW") and, in enforcing their rights hereunder, the Secured Parties undertake to comply with the R&D Law.

     6. DEFAULTS. The following events shall be "EVENTS OF DEFAULT":

          (a) The occurrence of an Event of Default (as defined in the Notes)
     under the Notes;

          (b) Any representation or warranty of the Company in this Agreement and/or the US Security Agreement shall prove to have been incorrect in any material respect when made;

          (c) The failure by the Company to observe or perform any of its obligations hereunder and/or under the US Security Agreement for five (5)
     days after delivery to the Company of written notice of such failure by or on behalf of a Secured Party unless such default is capable of cure but cannot be cured within such time frame and the Company is using best efforts to cure same in a timely fashion; or

          (d) If any provision of this Agreement shall at any time for any reason be declared to be null and void, or the validity or enforceability thereof shall be contested by the Company, or a proceeding shall be commenced by the Company, or by any governmental authority having jurisdiction over the Company, seeking to establish the invalidity or unenforceability thereof, or the Company shall deny that the Company has any liability or obligation purported to be created under this Agreement.

     7. DUTY TO HOLD IN TRUST.

          (a) Upon the occurrence of any Event of Default and at any time thereafter until such Event of Default is cured, the Company shall, upon receipt of any revenue, income, dividend, interest or other sums subject to the Security Interests, whether payable pursuant to the Notes or otherwise, or of any check, draft, note, trade acceptance or other instrument evidencing an obligation to pay any such sum, hold the same in trust for the Secured Parties and shall, subject to applicable law, forthwith endorse and transfer any such sums or instruments, or both, to the Secured Parties, pro-rata in proportion to their respective then-currently outstanding principal amount of Notes for application to the satisfaction of the
     Obligations (and if any Note is not outstanding, pro-rata in proportion to the initial Lenders of the remaining Notes).

                                       15

          (b) If the Company shall become entitled to receive or shall receive any securities or other property (including, without limitation, shares of
     Pledged Securities or instruments representing Pledged Securities acquired after the date hereof, or any options, warrants, rights or other similar property or certificates representing a dividend, or any distribution in connection with any recapitalization, reclassification or increase or reduction of capital, or issued in connection with any reorganization of the Company or any of its direct or indirect subsidiaries) in respect of the Pledged Securities (whether as an addition to, in substitution of, or in exchange for, such Pledged Securities or otherwise), the Company agrees to (i) accept the same as the agent of the Secured Parties; (ii) upon the occurrence of any Event of Default and at any time thereafter, hold the same in trust on behalf of and for the benefit of the Secured Parties;
     (iii) to deliver any and all certificates or instruments evidencing the same to Agent on or before the close of business on the seventh (7th)
     business day following the receipt thereof by the Company, in the exact form received, together with the Necessary Endorsements and (iv) file any notifications that need to be filed with the Israeli Registrar of
     Companies, to be held and/or filed by Agent subject to the terms of this
     Agreement as Collateral.

     8. RIGHTS AND REMEDIES UPON DEFAULT.

          (a) Upon the occurrence of any Event of Default and at any time thereafter until such Event of Default is cured, the Secured Parties, acting through the Agent, shall have the right to exercise all of the remedies conferred hereunder and under the Notes, and the Secured Parties shall have all the rights and remedies of a secured party under applicable law. Without limitation, the Agent, for the benefit of the Secured Parties, shall have the following rights and powers, all of which shall be conducted pursuant to applicable law (including, without limitation, Israeli law regarding the process for realization and foreclosure of security interests):

               (i) The Agent shall have the right to take possession of the
          Collateral and, for that purpose, enter, with the aid and assistance of any person, any premises where the Collateral, or any part thereof, is or may be placed and remove the same, and the Company shall assemble the Collateral and make it available to the Agent at places which the Agent shall reasonably select, whether at the Company's premises or elsewhere, and make available to the Agent, without rent, all of the Company's respective premises and facilities for the purpose of the Agent taking possession of, removing or putting the
          Collateral in saleable or disposable form.

               (ii) Upon notice to the Company by Agent, all rights of the
          Company to exercise the voting and other consensual rights which it would otherwise be entitled to exercise and all rights of the Company to receive the dividends and interest which it would otherwise be authorized to receive and retain, shall cease. Upon such notice, Agent shall have the right to receive, for the benefit of the Secured
          Parties, any interest, cash dividends or other payments on the
          Collateral and, at the option of Agent, to exercise in such Agent's discretion all voting rights pertaining thereto. Without limiting the generality of the foregoing, Agent shall have the right (but not the obligation) to exercise all rights with respect to the Collateral as if it were the sole and absolute owner thereof, including, without limitation, to vote and/or to exchange, at its sole discretion, any or all of the Collateral in connection with a merger, reorganization, consolidation, recapitalization or other readjustment concerning or involving the Collateral or the Company or any of its direct or indirect subsidiaries.

                                       16

               (iii) The Agent shall have the right to operate the business of the Company using the Collateral and shall have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the
          Collateral, at public or private sale or otherwise, either with or without special conditions or stipulations, for cash or on credit or for future delivery, in such parcel or parcels and at such time or times and at such place or places, and upon such terms and conditions as the Agent may deem commercially reasonable, all without (except as shall be required by applicable statute and cannot be waived)
          advertisement or demand upon or notice to the Company or right of redemption of the Company, which are hereby expressly waived. Upon each such sale, lease, assignment or other transfer of Collateral, the
          Agent, for the benefit of the Secured Parties, may, unless prohibited by applicable law which cannot be waived, purchase all or any part of the Collateral being sold, free from and discharged of all trusts, claims, right of redemption and equities of the Company, which are hereby waived and released.

               (iv) The Agent shall have the right (but not the obligation) to notify any account debtors and any obligors under instruments or accounts to make payments directly to the Agent, on behalf of the
          Secured Parties, and to enforce the Company's rights against such account debtors and obligors.

               (v) The Agent, for the benefit of the Secured Parties, may (but is not obligated to) direct any financial intermediary or any other person or entity holding any investment property to transfer the same to the Agent, on behalf of the Secured Parties, or its designee.

               (vi) The Agent may (but is not obligated to) transfer any or all
          Intellectual Property registered in the name of the Company at the
          United States Patent and Trademark Office and/or Copyright Office
          and/or Israeli Patent and Trademark Office into the name of the
          Secured Parties or any designee or any purchaser of any Collateral, subject to Section 5(b) above.

          (b) The Agent shall comply with any applicable law in connection with a disposition of Collateral and such compliance will not be considered adversely to affect the commercial reasonableness of any sale of the
     Collateral. The Agent may sell the Collateral without giving any warranties and may specifically disclaim such warranties. If the Agent sells any of the Collateral on credit, the Company will only be credited with payments actually made by the purchaser. In addition, the Company waives, to the extent permitted by applicable law, any and all rights that it may have to a judicial hearing in advance of the enforcement of any of the Agent's rights and remedies hereunder, including, without limitation, its rights following an Event of Default to take immediate possession of the
     Collateral and to exercise its rights and remedies with respect thereto.

                                       17

          (c) For the purpose of enabling the Agent to further exercise rights and remedies under this Section 8 or elsewhere provided by agreement or applicable law, the Company hereby grants to the Agent, for the benefit of the Agent and the Secured Parties, an irrevocable, nonexclusive license
     (exercisable without payment of royalty or other compensation to the
     Company) to use, license or sublicense, following an Event of Default, any
     Intellectual Property now owned or hereafter acquired by the Company, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof.

          (d) For the purpose of Sections 8, 9, 10, 11 and 15, the term "Agent"
     shall be deemed to include any receiver, temporary receiver, liquidator, temporary liquidator, trustee or any other similar functionary duly appointed with respect to the Collateral according to applicable law.

     9. APPLICATIONS OF PROCEEDS. The proceeds of any such sale, lease or other disposition of the Collateral hereunder or from payments made on account of any insurance policy insuring any portion of the Collateral shall be applied, subject to applicable law, in the following order: (i) first, to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like (including, without limitation, any taxes, fees and other costs incurred in connection therewith) of the Collateral, to the reasonable attorneys' fees and expenses incurred by the Agent in enforcing the Secured Parties' rights hereunder and in connection with collecting, storing and disposing of the
Collateral, and (ii) then to satisfaction of the Obligations pro rata among the
Secured Parties (based on then-outstanding principal amounts of Notes at the time of any such determination), and to the payment of any other amounts required by applicable law, after which the Secured Parties shall pay to the
Company any surplus proceeds. If, upon the sale, license or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which the Secured Parties are legally entitled, the Company will be liable for the deficiency, together with interest thereon, at the rate of 15% per annum or the lesser amount permitted by applicable law (the "DEFAULT RATE"), and the reasonable fees of any attorneys employed by the Secured Parties to collect such deficiency. To the extent permitted by applicable law, the Company waives all claims, damages and demands against the Secured Parties arising out of the repossession, removal, retention or sale of the Collateral, unless due solely to the gross negligence or willful misconduct of the Secured Parties as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.

                                       18

     10. SECURITIES LAW PROVISION. The Company recognizes that Agent may be limited in its ability to effect a sale to the public of all or part of the
Pledged Securities by reason of certain prohibitions in the United States
Securities Act of 1933, as amended, the Israeli Securities Law of 1968 or other federal, state or foreign securities laws (collectively, the "SECURITIES LAWS"), and may be compelled to resort to one or more sales to a restricted group of purchasers who may be required to agree to acquire the Pledged Securities for their own account, for investment and not with a view to the distribution or resale thereof. The Company agrees that, subject to applicable law (including, without limitation, Israeli law regarding the process for realization and foreclosure of security interests), sales so made may be at prices and on terms less favorable than if the Pledged Securities were sold to the public, and that
Agent has no obligation to delay the sale of any Pledged Securities for the period of time necessary to register the Pledged Securities for sale to the public under the Securities Laws. The Company shall cooperate with Agent in its attempt to satisfy any requirements under the Securities Laws (including, without limitation, registration thereunder if requested by Agent) applicable to the sale of the Pledged Securities by Agent.

     11. COSTS AND EXPENSES. The Company agrees to bear all reasonable out-of-pocket fees, costs and expenses incurred in connection with any filing required hereunder, including without limitation, any financing statements pursuant to the UCC, any filings with the Israeli Registrar of Companies, the
United States Patent and Trademark Office and/or Copyright Office and/or Israeli
Patent and Trademark Office, continuation statements, partial releases and/or termination statements related thereto or any expenses of any searches reasonably required by the Agent. The Company shall also pay all other claims and charges which in the reasonable opinion of the Agent is reasonably likely to prejudice, imperil or otherwise affect the Collateral or the Security Interests therein. The Company will also, upon demand, pay to the Agent the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Agent, for the benefit of the
Secured Parties, may incur in connection with the perfection, protection, satisfaction, foreclosure, collection or enforcement of the Security Interest and the preparation, administration, continuance, amendment or enforcement of this Agreement and pay to the Agent the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Agent, for the benefit of the Secured Parties, and the Secured Parties may incur in connection with (i) the enforcement of this
Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, or (iii) the exercise or enforcement of any of the rights of the Secured Parties under the Notes. Until so paid, any fees payable hereunder and not paid seven days following written demand, shall be added to the principal amount of the Notes and shall bear interest at the Default Rate.

     12. RESPONSIBILITY FOR COLLATERAL. The Company assumes all liabilities and responsibility in connection with all Collateral, and the Obligations shall in no way be affected or diminished by reason of the loss, destruction, damage or theft of any of the Collateral or its unavailability for any reason. Without limiting the generality of the foregoing, (a) neither the Agent nor any Secured
Party (i) has any duty (either before or after an Event of Default) to collect any amounts in respect of the Collateral or to preserve any rights relating to the Collateral, or (ii) has any obligation to clean-up or otherwise prepare the
Collateral for sale, and (b) the Company shall remain obligated and liable under each contract or agreement included in the Collateral to be observed or performed by the Company thereunder. Neither the Agent nor any Secured Party shall have any obligation or liability under any such contract or agreement by reason of or arising out of this Agreement or the receipt by the Agent or any
Secured Party of any payment relating to any of the Collateral, nor shall the
Agent or any Secured Party be obligated in any manner to perform any of the obligations of the Company under or pursuant to any such contract or agreement, to make inquiry as to the nature or sufficiency of any payment received by the
Agent or any Secured Party in respect of the Collateral or as to the sufficiency of any performance by any party under any such contract or agreement, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to the Agent or to which the Agent or any Secured Party may be entitled at any time or times.

                                       19

     13. SECURITY INTERESTS ABSOLUTE. All rights of the Secured Parties and all obligations of the Company hereunder, shall be absolute and unconditional, irrespective of: (a) any lack of validity or enforceability of this Agreement, the Notes or any agreement entered into in connection with the foregoing, or any portion hereof or thereof; (b) any change in the time, manner or place of payment or performance of, or in any other term of, all or any of the
Obligations, or any other amendment or waiver of or any consent to any departure from the Notes or any other agreement entered into in connection with the foregoing; (c) any exchange, release or nonperfection of any of the Collateral, or any release or amendment or waiver of or consent to departure from any other collateral for, or any guarantee, or any other security, for all or any of the
Obligations; (d) any action by the Secured Parties to obtain, adjust, settle and cancel in its sole discretion any insurance claims or matters made or arising in connection with the Collateral; or (e) any other circumstance which might otherwise constitute any legal or equitable defense available to the Company, or a discharge of all or any part of the Security Interests granted hereby (except if, and to the extent, attributable to the Secured Parties' gross negligence or willful misconduct). Until the Obligations shall have been paid and performed in full, the rights of the Secured Parties shall continue even if the Obligations are barred for any reason, including, without limitation, the running of the statute of limitations or bankruptcy. The Company expressly waives presentment, protest, notice of protest, demand, notice of nonpayment and demand for performance, except as provided herein or in the Notes. In the event that at any time any transfer of any Collateral or any payment received by the Secured
Parties hereunder shall be deemed by final order of a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under the bankruptcy or insolvency laws of the State of Israel, or shall be deemed to be otherwise due to any party other than the Secured Parties, then, in any such event, the Company's obligations hereunder shall survive cancellation of this
Agreement, and shall not be discharged or satisfied by any prior payment thereof and/or cancellation of this Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof. The
Company waives, if such waiver is permitted by applicable law, all right to require the Secured Parties to proceed against any other person or entity or to apply any Collateral which the Secured Parties may hold at any time, or to marshal assets, or to pursue any other remedy. The Company waives, if such waiver is permitted by applicable law, any defense arising by reason of the application of the statute of limitations to any obligation secured hereby.

     14. TERM OF AGREEMENT. This Agreement, and the Security Interests shall terminate on the date on which all payments under the Notes have been indefeasibly paid in full and all other Obligations have been paid or discharged
(other than indemnity and other contingent obligations, unless such are actionable at the time such other Obligations have been paid or discharged);
provided, however, that (i) all indemnities of the Company contained in this
Agreement (including, without limitation, Annex B hereto) shall survive and remain operative and in full force and effect regardless of the termination of this Agreement and (ii) the Secured Parties and the Agent shall, at the
Company's expense, return all property, documents and the like to the Company and cooperate with the Company to cancel any such Security Interests, including without limitation, execution of all reasonably requested documents and termination statements to effect such cancellation and release of the Security
Interests.

                                       20

     15. POWER OF ATTORNEY; FURTHER ASSURANCES.

          (a) To the extent permitted by applicable law (including, without limitation, Israeli law regarding the process for realization and foreclosure of security interests), the Company authorizes the Agent, and does hereby make, constitute and appoint the Agent and its officers, agents, successors or assigns with full power of substitution, as the
     Company's true and lawful attorney-in-fact, with power, in the name of the
     Agent or the Company, to, after the occurrence and during the continuance of an Event of Default, (i) endorse any note, checks, drafts, money orders or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of the Agent; (ii) to sign and endorse any financing statement pursuant to the UCC, any notification to the Israeli Registrar of
     Companies, to the United States Copyright Office, to the United States
     Patent and Trademark Office and to the Israeli Patent and Trademark Office
     or any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to the
     Collateral; (iii) to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; (v) to transfer any
     Intellectual Property or provide licenses respecting any Intellectual
     Property; and (vi) generally, at the option of the Agent, and at the expense of the Company, at any time, or from time to time, to execute and deliver any and all documents and instruments and to do all acts and things which the Agent deems necessary to protect, preserve and realize upon the
     Collateral and the Security Interests granted therein in order to effect the intent of this Agreement and the Notes all as fully and effectually as the Company might or could do; and the Company hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations shall be outstanding and the Agent and its officers, agents, successors or assigns may perform all of such actions permitted hereunder for the benefit of the Agent and the Secured Parties. Without limiting the generality of the foregoing, solely after the occurrence and during the continuance of an
     Event of Default, the Agent, on behalf of the Secured Parties, is specifically authorized to execute and file any applications for or instruments of transfer and assignment of any patents, trademarks, copyrights or other Intellectual Property with the United States Patent and
     Trademark Office, the Israeli Patent and Trademark Office and the United
     States Copyright Office.

                                       21

          (b) On a continuing basis, the Company will make, execute, acknowledge, deliver, file and record, as the case may be, with the proper filing and recording agencies in any jurisdiction, including, without limitation, the jurisdictions indicated on SCHEDULE C attached hereto, all such instruments, and take all such action as may reasonably be deemed necessary or advisable, or as reasonably requested by the Agent, to perfect the Security Interests granted hereunder and otherwise to carry out the intent and purposes of this Agreement, or for assuring and confirming to the Agent the grant or perfection of a perfected security interest in all the Collateral under applicable law.

          (c) The Company hereby irrevocably appoints the Agent as the Company's attorney-in-fact, with full authority in the place and instead of the
     Company and in the name of the Company, from time to time in the Agent's discretion, to take any action and to execute any instrument which the
     Agent may deem necessary or advisable to accomplish the purposes of this
     Agreement, including the filing, in its sole discretion, of one or more financing or continuation statements and amendments thereto, relative to any of the Collateral without the signature of the Company where permitted by law, which financing statements may (but need not) describe the
     Collateral as "all assets" or "all personal property" or words of like import, and ratifies all such actions taken by the Agent. This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations shall be outstanding, and the Agent and its officers, agents, successors or assigns may perform all of such actions permitted hereunder for the benefit of the
     Agent and the Secured Parties. Such appointment to take place immediately and automatically upon the occurrence of an Event of Default.

     16. NOTICES. All notices, requests, demands and other communications hereunder shall be subject to the notice provision of the Loan Agreement (as such term is defined in the Notes).

     17. OTHER SECURITY. To the extent that the Obligations are now or hereafter secured by property other than the Collateral or by the guarantee, endorsement or property of any other person, firm, corporation or other entity, then the
Agent shall have subject to applicable law (including, without limitation,
Israeli law regarding the process for realization and foreclosure of security interests) the right, in its sole discretion, to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of the Secured Parties' rights and remedies hereunder.

     18. APPOINTMENT OF AGENT. The Secured Parties hereby appoint Enable Growth
Partners LP to act as their agent ("ENABLE" or "AGENT") for purposes of exercising any and all rights and remedies of the Secured Parties hereunder. By executing the signature page hereto, Enable accepts such appointment. Such appointment shall continue until revoked in writing by a Majority in Interest, at which time a Majority in Interest shall appoint a new Agent, provided that
Enable may not be removed as Agent unless Enable shall then hold less than
$200,000 in principal amount of Notes; PROVIDED, FURTHER, that such removal may occur only if each of the other Secured Parties shall then hold not less than an aggregate of $200,000 in principal amount of Notes. The Agent shall have the rights, responsibilities and immunities set forth in ANNEX B hereto.

                                       22

     19. MISCELLANEOUS.

          (a) No course of dealing between the Company and the Secured Parties, nor any failure to exercise, nor any delay in exercising, on the part of the Secured Parties, any right, power or privilege hereunder or under the
     Notes shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

          (b) All of the rights and remedies of the Secured Parties with respect to the Collateral, whether established hereby or by the Notes or by any other agreements, instruments or documents or by law shall be cumulative and may be exercised singly or concurrently.

          (c) This Agreement, together with the exhibits and schedules hereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into this Agreement and the exhibits and schedules hereto.
     Except as expressly set forth herein, no provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Majority in
     Interest or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.

          (d) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

          (e) No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

                                       23

          (f) This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Secured Party (other than by merger). Any
     Secured Party may assign any or all of its rights under this Agreement to any Person (as defined in the Loan Agreement) to whom such Secured Party assigns or transfers any Obligations, provided such transferee agrees in writing (and provides a copy thereof to the Company) to be bound, with respect to the transferred Obligations, by the provisions of this Agreement that apply to the "Secured Parties."

          (g) Each party shall take such further action and execute and deliver such further documents as may be necessary or appropriate in order to carry out the provisions and purposes of this Agreement.

          (h) GOVERNING LAW. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be exclusively governed by and construed and enforced in accordance with, and any dispute between the parties relating to or arising from this Agreement shall be exclusively governed by, the internal laws of the State of Israel, without regard to the principles of conflicts of law thereof. Each party hereby irrevocably agrees and submits to the exclusive jurisdiction of the courts located in the Tel Aviv District of the State of Israel, for any
     suit, action or proceeding, and each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or that such suit, action or proceeding is an inconvenient venue. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.

          (i) This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing
     (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

          (j) Additional Debtors and the Company shall jointly and severally be liable for the obligations of each Additional Debtor and the Company to the
     Secured Parties hereunder.

                                       24

          (k) The Company shall indemnify, reimburse and hold harmless the Agent and the Secured Parties and their respective partners, members, shareholders, officers, directors, employees and agents (and any other persons with other titles that have similar functions) (collectively,
     "INDEMNITEES") from and against any and all losses, claims, liabilities, damages, penalties, suits, costs and expenses, of any kind or nature,
     (including reasonable fees relating to the cost of investigating and defending any of the foregoing) imposed on, incurred by or asserted against such Indemnitee in any way related to or arising from or alleged to arise from this Agreement or the Collateral, except any such losses, claims, liabilities, damages, penalties, suits, costs and expenses which result from the gross negligence or willful misconduct of the Indemnitee as determined by a final, nonappealable decision of a court of competent jurisdiction. This indemnification provision is in addition to, and not in limitation of, any other indemnification provision in the Notes, the Loan
     Agreement (as such term is defined in the Notes) or any other agreement, instrument or other document executed or delivered in connection herewith or therewith (including the Transaction Documents).

          (l) Nothing in this Agreement shall be construed to subject Agent or any Secured Party to liability as a partner in the Company or any if its direct or indirect subsidiaries that is a partnership or as a member in the
     Company or any of its direct or indirect subsidiaries that is a limited liability company, nor shall Agent or any Secured Party be deemed to have assumed any obligations under any partnership agreement or limited liability company agreement, as applicable, of the Company or any of its direct or indirect subsidiaries or otherwise, unless and until any such
     Secured Party exercises its right to be substituted for the Company as a partner or member, as applicable, pursuant hereto.

          (m) To the extent that the grant of the security interest in the
     Collateral and the enforcement of the terms hereof require the consent, approval or action of any partner or member, as applicable, of the Company or any direct or indirect subsidiary of the Company or compliance with any provisions of any of the Organizational Documents, the Company hereby grant such consent and approval and waive any such noncompliance with the terms of said documents.

          (n) Except as expressly set forth in the Transaction Documents: (i)
     the Company shall not be entitled to discharge any amount of the loans as evidenced by the Notes prior to the agreed date for payment thereof; and
     (ii) neither the Company nor any third party having a right liable to be affected by the charges hereby created or the realization thereof shall have any right under Section 13(b) of the Pledges Law, 5727-1967 (as amended) or any other statutory provisions in substitution therefor.

                            [SIGNATURE PAGES FOLLOW]

                                       25

     IN WITNESS WHEREOF, the parties hereto have caused this Israeli Security
Agreement to be duly executed on the day and year first above written.

METALINK LTD.

By:_____________________________
   Name:
   Title:

                       [SIGNATURE PAGE OF HOLDERS FOLLOWS]

                                       26

                 [SIGNATURE PAGE OF HOLDERS TO MTLK ISRAELI SA]

Name of Investing Entity: __________________________

SIGNATURE OF AUTHORIZED SIGNATORY OF INVESTING ENTITY: _________________________

Name of Authorized Signatory: _________________________

Title of Authorized Signatory: __________________________

                       [SIGNATURE PAGE OF HOLDERS FOLLOWS]

                                       27

                                   SCHEDULE A

Principal Place of Business of the Company:
_____________
Israel

Locations Where Collateral is Located or Stored:

                                   SCHEDULE B

                                   SCHEDULE C

                                   SCHEDULE D
                            List of Fixed Collateral

                                   SCHEDULE E
                         Names; Mergers and Acquisitions

                                   SCHEDULE F
                              Intellectual Property

                                   SCHEDULE G
                                 Account Debtors

                                   SCHEDULE H
                               Pledged Securities

                                       28

                                     ANNEX A
                                       TO
                                ISRAELI SECURITY
                                    AGREEMENT

                        FORM OF ADDITIONAL DEBTOR JOINDER

       Israeli Security Agreement dated as of September ___, 2008 made by
                            Metalink Ltd., as debtor
                               to and in favor of
        the Secured Parties identified therein (the "SECURITY AGREEMENT")

     Reference is made to the Security Agreement as defined above; capitalized terms used herein and not otherwise defined herein shall have the meanings given to such terms in, or by reference in, the Security Agreement.

     The undersigned hereby agrees that upon delivery of this Additional Debtor
Joinder to the Secured Parties referred to above, the undersigned shall (a) be an Additional Debtor under the Security Agreement, (b) have all the rights and obligations of the Company under the Security Agreement as fully and to the same extent as if the undersigned was an original signatory thereto and (c) be deemed to have made the representations and warranties set forth therein as of the date of execution and delivery of this Additional Debtor Joinder, except as set forth in the Additional Debtor Disclosure Schedule attached hereto (which shall be subject to the approval of the Agent). WITHOUT LIMITING THE GENERALITY OF THE
FOREGOING, THE UNDERSIGNED SPECIFICALLY GRANTS TO THE SECURED PARTIES A SECURITY
INTEREST IN THE COLLATERAL AS MORE FULLY SET FORTH IN THE SECURITY AGREEMENT.

     Attached hereto are supplemental and/or replacement Schedules to the
Security Agreement, as applicable.

     An executed copy of this Joinder shall be delivered to the Secured Parties, and the Secured Parties may rely on the matters set forth herein on or after the date hereof. This Joinder shall not be modified, amended or terminated without the prior written consent of the Secured Parties.

     IN WITNESS WHEREOF, the undersigned has caused this Joinder to be executed in the name and on behalf of the undersigned.

                                                     [Name of Additional Debtor]

                                                     By:

                                                     Name:
                                                     Title:

                                                     Address:

Dated:

                                     ANNEX B
                                       TO
                                ISRAELI SECURITY
                                    AGREEMENT

                                    THE AGENT

     1. APPOINTMENT. The Secured Parties (all capitalized terms used herein and not otherwise defined shall have the respective meanings provided in the
Security Agreement to which this Annex B is attached (the "AGREEMENT")), by their acceptance of the benefits of the Agreement, hereby designate Enable
Growth Partners LP ("ENABLE" or "AGENT") as the Agent to act as specified herein and in the Agreement. Each Secured Party shall be deemed irrevocably to authorize the Agent to take such action on its behalf under the provisions of the Agreement and any other Transaction Document (as such term is defined in the
Loan Agreement) and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto. The Agent may perform any of its duties hereunder by or through its agents or employees.

     2. NATURE OF DUTIES. The Agent shall have no duties or responsibilities except those expressly set forth in the Agreement. Neither the Agent nor any of its partners, members, shareholders, officers, directors, employees or agents shall be liable for any action taken or omitted by it as such under the
Agreement or hereunder or in connection herewith or therewith, be responsible for the consequence of any oversight or error of judgment or answerable for any loss, unless caused solely by its or their gross negligence or willful misconduct as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction. The duties of the Agent shall be mechanical and administrative in nature; the Agent shall not have by reason of the
Agreement or any other Transaction Document a fiduciary relationship in respect of the Company or any Secured Party; and nothing in the Agreement or any other
Transaction Document, expressed or implied, is intended to or shall be so construed as to impose upon the Agent any obligations in respect of the
Agreement or any other Transaction Document except as expressly set forth herein and therein or imposed by applicable law.

     3. LACK OF RELIANCE ON THE AGENT. Independently and without reliance upon the Agent, each Secured Party, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Company and its subsidiaries in connection with such Secured Party's investment in the Company, the creation and continuance of the Obligations, the transactions contemplated by the Transaction Documents, and the taking or not taking of any action in connection therewith, and (ii) its own appraisal of the creditworthiness of the Company and its subsidiaries, and of the value of the Collateral from time to time, and the Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any
Secured Party with any credit, market or other information with respect thereto, whether coming into its possession before any Obligations are incurred or at any time or times thereafter. The Agent shall not be responsible to the Company or any Secured Party for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith, or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectibility, priority or sufficiency of the
Agreement or any other Transaction Document, or for the financial condition of the Company or the value of any of the Collateral, or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of the Agreement or any other Transaction Document, or the financial condition of the Company, or the value of any of the Collateral, or the existence or possible existence of any default or Event of Default under the Agreement, the Notes or any of the other Transaction Documents.

     4. CERTAIN RIGHTS OF THE AGENT. The Agent shall have the right to take any action with respect to the Collateral, on behalf of all of the Secured Parties.
To the extent practical at Agent's sole discretion, the Agent shall request instructions from the Secured Parties with respect to any material act or action
(including failure to act) in connection with the Agreement or any other
Transaction Document, and shall be entitled to act or refrain from acting in accordance with the instructions of a Majority in Interest; if such instructions are not provided despite the Agent's request therefor, the Agent shall be entitled to refrain from such act or taking such action, and if such action is taken, shall be entitled to appropriate indemnification from the Secured Parties in respect of actions to be taken by the Agent; and the Agent shall not incur liability to any person or entity by reason of so refraining. Without limiting the foregoing, (a) no Secured Party shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting hereunder in accordance with the terms of the Agreement or any other Transaction
Document, and the Company shall have no right to question or challenge the authority of, or the instructions given to, the Agent pursuant to the foregoing and (b) the Agent shall not be required to take any action which the Agent believes (i) could reasonably be expected to expose it to personal liability or
(ii) is contrary to this Agreement, the Transaction Documents or applicable law.

     5. RELIANCE. The Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other document or telephone message signed, sent or made by the proper person or entity, and, with respect to all legal matters pertaining to the Agreement and the other Transaction Documents and its duties thereunder, upon advice of counsel selected by it and upon all other matters pertaining to this Agreement and the other Transaction Documents and its duties thereunder, upon advice of other experts selected by it. Anything to the contrary notwithstanding, the
Agent shall have no obligation whatsoever to any Secured Party to assure that the Collateral exists or is owned by the Company or is cared for, protected or insured or that the liens granted pursuant to the Agreement have been properly or sufficiently or lawfully created, perfected, or enforced or are entitled to any particular priority.

     6. INDEMNIFICATION. To the extent that the Agent is not reimbursed and indemnified by the Company, the Secured Parties will jointly and severally reimburse and indemnify the Agent, in proportion to their initially respective principal amounts of Notes, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent in performing its duties hereunder or under the Agreement or any other Transaction Document, or in any way relating to or arising out of the Agreement or any other Transaction Document except for those determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction to have resulted solely from the Agent's own gross negligence or willful misconduct. Prior to taking any action hereunder as Agent, the Agent may require each Secured Party to deposit with it sufficient sums as it determines in good faith is necessary to protect the Agent for costs and expenses associated with taking such action.

     7. RESIGNATION BY THE AGENT.

          (a) The Agent may resign from the performance of all its functions and duties under the Agreement and the other Transaction Documents at any time by giving 30 days' prior written notice (as provided in the Agreement) to the Company and the Secured Parties. Such resignation shall take effect upon the appointment of a successor Agent pursuant to clauses (b) and (c)
     below.

          (b) Upon any such notice of resignation, the Secured Parties, acting by a Majority in Interest, shall appoint a successor Agent hereunder.

          (c) If a successor Agent shall not have been so appointed within said
     30-day period, the Agent shall then appoint a successor Agent who shall serve as Agent until such time, if any, as the Secured Parties appoint a successor Agent as provided above. If a successor Agent has not been appointed within such 30-day period, the Agent may petition any court of competent jurisdiction or may interplead the Company and the Secured
     Parties in a proceeding for the appointment of a successor Agent, and all fees, including, but not limited to, extraordinary fees associated with the filing of interpleader and expenses associated therewith, shall be payable by the Company on demand.

     8. RIGHTS WITH RESPECT TO COLLATERAL. Each Secured Party agrees with all other Secured Parties and the Agent (i) that it shall not, and shall not attempt to, exercise any rights with respect to its security interest in the Collateral, whether pursuant to any other agreement or otherwise (other than pursuant to this Agreement), or take or institute any action against the Agent or any of the other Secured Parties in respect of the Collateral or its rights hereunder
(other than any such action arising from the breach of this Agreement) and (ii)
that such Secured Party has no other rights with respect to the Collateral other than as set forth in this Agreement and the other Transaction Documents. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent and the retiring
Agent shall be discharged from its duties and obligations under the Agreement.
After any retiring Agent's resignation or removal hereunder as Agent, the provisions of the Agreement including this Annex B shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent.

     9. NOTICES. All notices, requests, demands and other communications hereunder to Agent shall be made and directed as provided in the Loan Agreement.